

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

Via E-mail
Anthony J. Gumbiner
Chief Executive Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

> **Re: The Hallwood Group Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2013**
> **File No. 001-08303**
> **Schedule 13E-3**
> **Filed November 15, 2013**
> **File No. 005-36207**

Dear Mr. Gumbiner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page 1

Reasons for the Merger, page 6

1. Please also state here, if true, that the Board of Directors determined that the Merger Agreement is fair to unaffiliated stockholders.

Questions and Answers About the Special Meeting and the Merger, page 12

Who can attend and vote at the special meeting?

2. You state here that you will commence solicitation of proxies before the record date. Setting the record date, or some other criteria by which you will determine which stockholders are entitled to vote, is required pursuant to Item 6(b) of Schedule 14A. Please revise or advise.

Special Factors, page 18

Background of the Merger, page 18

3. In an appropriate place in this discussion, please disclose how the Parent arrived at the proposed purchase price of $10.00 considering, at the time, such price represented a substantial premium to market.

4. You refer to the members of the Board of directors other than Mr. Gumbiner as "outside" in some places and "independent" in others. Please revise to clarify that the Special Committee was comprised of "independent" directors and tell us how and who made such determination. In this regard, we note your disclosure on page 19 which suggests that Mr. Crocco made his own assessment of his independence where you state that he "confirmed during the meeting…that he had already analyzed the situation and determined that he satisfied the required level of independence."

5. We note your disclosure on page 25 that on July 1, 2013 the Special Committee concluded that a postponement of the Merger Agreement was in the best interest of the Company and its stockholders. We also note that the Amendment to the Agreement and Plan of Merger states on page A-45 that "[t]he parties are in agreement that it would not be commercially reasonable to file the Proxy Statement and Schedule 13E-3 prior to October 31, 2013." Please describe why the Committee decided to postpone the Merger Agreement. Refer to Item 1013(c) of Regulation M-A.

6. We note your indication on page 24 that the Special Committee considered the possibility of liquidating the real estate owned by the Company in Rhode Island but had concluded that such a transaction was unlikely to yield a value as favorable to the Company's minority stockholders as the per share price offered by Parent. Please tell us the basis for the Special Committee's belief as to the unfavorable value of the real estate, with a view to providing an understanding of the alternatives that were considered by the Special Committee and how they assessed this option in light of their fairness determination. In this regard, we note that the Special Committee considered obtaining a valuation of the Rhode Island facilities of Kenyon Industries, Inc., as disclosed on page 20. Disclose whether the Special Committee obtained such valuation and what conclusions it drew from it and why.

7. We note your indication on page 25 that the plaintiffs in the HEI Creditors' Trust, FEI Shale L.P. and Hall Phoenix/Inwood Ltd. filed in the Bankruptcy Court an objection and sought to enjoin the Company from consummating the transaction. Please tell us the status of this motion and, if still pending, please disclose the ramifications to stockholders if the motion is successful. In this regard, it does not appear that your disclosure on page 47 under "Litigation" discloses this motion.

Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board, page 25

8. We note that the Board believes that the Merger is advisable and in the best interests of the Company and its minority stockholders, however, it does appear that the Board has determined whether the transaction is fair to its unaffiliated stockholders. Please revise to disclose such determination here and on pages 28 and 59. Refer to Item 1014(a) of Regulation M-A.

9. Please note that if the Board based their fairness determination on the analysis and discussion of factors undertaken by others, they must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, please clarify whether the Board expressly adopts the analysis and recommendations of the Special Committee and/or Southwest Securities. To the extent the Board did not adopt another party's discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

10. Please revise your disclosure on page 26 to state, if true, that the Special Committee, among other things, believes that the Merger Agreement is fair to "unaffiliated" stockholders, rather than "minority" stockholders.

Recommendation of the Special Committee, page 26

11. Please revise your disclosure here to clarify whether the Special Committee determined the going private transaction to be substantively and procedurally fair to unaffiliated stockholders. This comment also applies to the recommendation of the Board of Directors.

12. Where you discuss the factors you set forth here, please clarify that such factors supported the Special Committee's determination that the Merger is fair to unaffiliated stockholders.

13. We note that you discuss historical stock prices on page 26, however, it does not appear that you discuss current stock prices, consistent with Instruction 2 to Item 1014 of Regulation M-A. Please also revise to acknowledge that at certain points over the past

year your stock price exceeded the value of the consideration being offered in the
Merger, discuss whether the Special Committee took this into account and how they
determined the Merger to be fair to unaffiliated stockholders. This comment also applies
to the Parent Filing Persons' Position as to the Fairness of the Merger.

14. Assuming you revise the disclosure in accordance with comment 9 above, please expand
your disclosure to discuss whether the Special Committee considered the factors listed in
Instruction 2(iii), (iv) and (viii) to Item 1014 of Regulation M-A. If these factors were not
considered, state that and explain in detail why the factor(s) were not deemed material or
relevant. Please also note our prior comment regarding the adoption of the analyses of
any other party (i.e. Southwestern Securities).

15. We note that you considered the financial analyses and valuation factors reviewed by
Southwest Securities in arriving at your determination as to the fairness of the Merger.
Please revise to acknowledge the fact that Southwest was only able to analyze the merger
consideration under two of the five methods they used. Further, in their Premiums Paid
Analysis, their analysis resulted in prices above the amount of the consideration being
offered in the Merger. Please explain how the Board determined the Merger to be fair to
unaffiliated stockholders in light of the facts mentioned above.

Opinion of Southwest Securities, page 28

16. Disclosure on page 30 indicates that Southwest Securities assumed that the Merger
Agreement conformed in all material respects to the latest available drafts it reviewed.
Please advise us whether any material differences existed between the reviewed draft and
the executed agreement.

The Parent Filing Persons' Position as to Fairness of the Merger, page 36

17. Refer to the third sentence in the last paragraph on this page. If the Board has not
determined whether the transaction is fair to its unaffiliated stockholders, as noted in
comment 8 above, please revise this sentence to delete the applicable statement.

18. We note your indication at the bottom of page 37 that the Parent Filing Persons did not
establish, and did not consider, a pre-Merger public company going concern value of
Common Stock for the purposes of determining the per share Merger Consideration or
the fairness of the per share Merger Consideration to the unaffiliated stockholders of the
Company. Please revise to explain why and, if such factor was not considered, how the
Parent Filing Persons were able to determine that the transaction was fair to unaffiliated
stockholders. In this regard, your statement that "to the extent the pre-Merger going
concern value was reflected in the pre-announcement per share price of Common Stock,
the per share Merger Consideration of $10.00 represented a premium to the going
concern value" is unclear. Refer to Instruction 2 to Item 1014 of Regulation M-A.

19. Please revise to disclose whether the Parent Filing Persons took into account any negative factors and how such factors influenced the determination of fairness of the Merger. In particular, we note disclosure elsewhere indicating that Parent had no intention of selling its interest in the Company and would not vote in favor of any alternative sale, merger or similar transaction involving the Company, rendering it difficult for the Company to consider any transaction Parent wouldn't support.

20. Please expand the disclosure to discuss whether the Parent Filing Persons considered the factor listed in Instruction 2 (viii) to Item 1014 of Regulation M-A. If this factor was not considered, state that and explain in detail why the factor was not deemed material or relevant.

Certain Effects of the Merger, page 39

21. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the merger in accordance with Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the merger will be that unaffiliated stockholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons and that stockholders will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing.

Financing the Merger, page 43

22. We note that you will be relying upon working capital and personal funds of Parent and its affiliates to provide financing. Elaborate upon this statement to quantify the amount of personal funds and working capital available to you as of a recent date, with a view to understanding whether financing for the Merger is assured. Please also identify the "affiliates" of Parent that will be providing financing and tell us whether you considered including them as filing persons on the Schedule 13E-3.

Litigation, page 47

23. As applicable, please update this section to reflect the most current information regarding litigation related to the merger.

Cautionary Statement Concerning Forward-Looking Information, page 51

24. We note your reference to Securities Act Section 27A and Exchange Act Section 21E and your stated intention that "all forward looking statements be subject to the safe harbors created by these laws." We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of

the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please remove this reference.

25. We note your statement in the penultimate sentence of the first paragraph in this section that you do not undertake any obligation to make revisions to the forward-looking statements in the proxy-statement. Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported. In this regard, we also note similar language on page 41 that "neither the Company nor its management intends to update, or otherwise revise, the projected financial information." Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Explanatory Note Regarding the Merger Agreement, page 59

26. We note your statements that "the Merger Agreement, and the copy of the Merger Agreement…are not intended to modify or supplement any factual disclosures about the Company", and "the Merger Agreement and the following summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company." Please revise this section to remove any potential implication that the referenced section of the merger agreement does not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

Historical Selected Financial Information, page 73

27. Please disclose the ratio of earnings to fixed charges for the periods required by Item 1010(a)(3) of Regulation M-A and book value per share as of the date of the most recent balance sheet pursuant to Item 1010(a)(4). Refer to Item 13 of Schedule 13E-3 and Item 1010(c)(4) and (5) of Regulation M-A.

Transactions in Common Stock, page 77

28. Please clarify your references here to ensure that when you refer to "any owner or controlling person" you are including all filing persons, consistent with Item 1002(f) of Regulation M-A.

Where you can find additional information, page 85

29. We note that you have incorporated by reference the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e) to Schedule 14A.

Because, according to your most recent annual report on Form 10-K, it would appear that you are probably not eligible to incorporate by reference, please revise the Schedule 14A to include the information required by Item 14. Or please advise us if you intend to rely upon Item 14(e)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the proxy statement to stockholders at the same time as you send them the proxy statement.

Annex B – Opinion of Southwest Securities page B-1

30. The staff notes the limitation on reliance by stockholders in the fairness opinion provided by Southwest Securities in the first sentence of the last paragraph on page B-2 and in the second full paragraph on page 29, which states that "Southwest Securities' opinion was furnished solely for the use and benefit of the Special Committee…and was not intended to be used, and may not be used, for any other purpose." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Southwest Securities' belief that stockholders cannot rely upon the opinion to support any claims against Southwest Securities arising under applicable state law (e.g., the inclusion of an express disclaimer in Southwest Securities' engagement letter with your company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Southwest Securities would have no effect on the rights and responsibilities of either Southwest Securities or the Board of Directors under the federal securities laws.

31. Disclose that Southwest Securities has consented to the use of the opinion in the proxy statement. Please also include the disclosure in the second full paragraph on page 29.

Proxy card

32. In your next amendment, please include your preliminary proxy card.

Schedule 13e-3 filed on November 15, 2013

Item 15. Additional Information

33. Item 15(b) of your transaction statement appears to reference the proxy statement in its entirety. Please revise to reference the specific sections of your proxy statement that provide the requested disclosure.

Item 16. Material to be Filed as Exhibits

34. Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Revise to summarize all the presentations made by Southwest Securities or other third parties during the course of the meetings described, such as the presentation made by Southwest Securities on June 9, 2013. Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed. We note, for example, your discussion of the March 28, 2013 meeting where a presentation of an analyst report was made by Southwest Securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Staff Attorney, Jennifer López, at (202) 551-3792, Perry Hindin, Special Counsel in the Office of Merger & Acquisitions, at (202) 551-3444 or me at (202) 551 3720 if you have any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director